Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of ToughBuilt Industries, Inc. on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933, of our report dated April 17, 2018, except for the Reverse Stock Split paragraph of Note 2, as to which the date is September 17, 2018, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of ToughBuilt Industries, Inc. as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016 appearing in Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-226104) of ToughBuilt Industries, Inc.

/s/ Marcum llp

Marcum llp
Irvine, California
November 8, 2018